Exhibit 99.1

Contacts:

ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for August 2024

Passenger traffic increased year-on-year by 16.3% in Colombia and 1.6% in Puerto Rico, and declined 10.7% in Mexico

Mexico City, September 5, 2024 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for August 2024 reached a total of 6.0 million passengers, representing a decrease of 2.8% compared to August 2023.

Passenger traffic presented year-on-year increases of 16.3% in Colombia and 1.6% in Puerto Rico, while Mexico reported a decrease of 10.7%. Passenger traffic growth in Colombia was driven by increases of 24.8% in international traffic and 14.1% in domestic traffic. Puerto Rico reported 21.6% growth in international traffic and a decrease of 0.7% in domestic traffic. Mexico, in turn, reported declines in domestic and international traffic of 9.1% and 12.6%, respectively.

All figures in this statement reflect comparisons between the period from August 1 to August 31, 2024 and from August 1 to August 31, 2023. Passengers in transit and general aviation only for Mexico and Colombia.

Passenger Traffic Summary
	August		% Chg	Year to date		% Chg
	2023	2024		2023	2024
Mexico	3,752,851	3,350,590	(10.7)	29,511,348	28,586,240	(3.1)
Domestic Traffic	2,024,362	1,839,599	(9.1)	14,049,091	13,141,722	(6.5)
International Traffic	1,728,489	1,510,991	(12.6)	15,462,257	15,444,518	(0.1)
San Juan, Puerto Rico	1,116,216	1,134,323	1.6	8,497,329	9,274,541	9.1
Domestic Traffic	998,100	990,742	(0.7)	7,604,175	8,218,594	8.1
International Traffic	118,116	143,581	21.6	893,154	1,055,947	18.2
Colombia	1,291,587	1,502,187	16.3	9,832,115	10,865,979	10.5
Domestic Traffic	1,020,110	1,163,486	14.1	7,914,708	8,479,908	7.1
International Traffic	271,477	338,701	24.8	1,917,407	2,386,071	24.4
Total Traffic	6,160,654	5,987,100	(2.8)	47,840,792	48,726,760	1.9
Domestic Traffic	4,042,572	3,993,827	(1.2)	29,567,974	29,840,224	0.9
International Traffic	2,118,082	1,993,273	(5.9)	18,272,818	18,886,536	3.4

ASUR Page 1 of 3

Mexico Passenger Traffic
		August		% Chg	Year to date		% Chg
		2023	2024		2023	2024
Domestic Traffic		2,024,362	1,839,599	(9.1)	14,049,091	13,141,722	(6.5)
CUN	Cancun	1,153,621	983,288	(14.8)	7,875,338	6,789,074	(13.8)
CZM	Cozumel	24,686	23,574	(4.5)	126,653	162,270	28.1
HUX	Huatulco	68,883	64,213	(6.8)	566,708	491,235	(13.3)
MID	Merida	297,974	305,445	2.5	2,198,787	2,191,682	(0.3)
MTT	Minatitlan	13,396	13,177	(1.6)	85,384	94,175	10.3
OAX	Oaxaca	144,337	134,031	(7.1)	956,323	1,010,265	5.6
TAP	Tapachula	50,510	50,630	0.2	347,158	403,541	16.2
VER	Veracruz	152,185	139,246	(8.5)	1,026,622	1,024,692	(0.2)
VSA	Villahermosa	118,770	125,995	6.1	866,118	974,788	12.5
International Traffic		1,728,489	1,510,991	(12.6)	15,462,257	15,444,518	(0.1)
CUN	Cancun	1,636,287	1,414,445	(13.6)	14,570,431	14,425,257	(1.0)
CZM	Cozumel	28,344	22,184	(21.7)	338,117	364,170	7.7
HUX	Huatulco	1,938	1,657	(14.5)	79,237	104,555	32.0
MID	Merida	25,778	30,373	17.8	223,317	251,222	12.5
MTT	Minatitlan	776	814	4.9	5,611	4,979	(11.3)
OAX	Oaxaca	21,367	22,581	5.7	148,172	166,679	12.5
TAP	Tapachula	1,327	1,196	(9.9)	12,252	9,297	(24.1)
VER	Veracruz	9,992	14,899	49.1	66,367	95,354	43.7
VSA	Villahermosa	2,680	2,842	6.0	18,753	23,005	22.7
Traffic Total Mexico		3,752,851	3,350,590	(10.7)	29,511,348	28,586,240	(3.1)
CUN	Cancun	2,789,908	2,397,733	(14.1)	22,445,769	21,214,331	(5.5)
CZM	Cozumel	53,030	45,758	(13.7)	464,770	526,440	13.3
HUX	Huatulco	70,821	65,870	(7.0)	645,945	595,790	(7.8)
MID	Merida	323,752	335,818	3.7	2,422,104	2,442,904	0.9
MTT	Minatitlan	14,172	13,991	(1.3)	90,995	99,154	9.0
OAX	Oaxaca	165,704	156,612	(5.5)	1,104,495	1,176,944	6.6
TAP	Tapachula	51,837	51,826	(0.0)	359,410	412,838	14.9
VER	Veracruz	162,177	154,145	(5.0)	1,092,989	1,120,046	2.5
VSA	Villahermosa	121,450	128,837	6.1	884,871	997,793	12.8

US Passenger Traffic, San Juan Airport (LMM)
	August		% Chg	Year to date		% Chg
	2023	2024		2023	2024
SJU Total	1,116,216	1,134,323	1.6	8,497,329	9,274,541	9.1
Domestic Traffic	998,100	990,742	(0.7)	7,604,175	8,218,594	8.1
International Traffic	118,116	143,581	21.6	893,154	1,055,947	18.2

Colombia Passenger Traffic Airplan
		August		% Chg	Year to date		% Chg
		2023	2024		2023	2024
Domestic Traffic		1,020,110	1,163,486	14.1	7,914,708	8,479,908	7.1
MDE	Rionegro	749,341	893,041	19.2	5,886,351	6,345,956	7.8
EOH	Medellin	118,920	105,736	(11.1)	801,054	808,857	1.0
MTR	Monteria	103,063	118,440	14.9	844,000	961,643	13.9
APO	Carepa	16,849	14,377	(14.7)	134,638	117,062	(13.1)
UIB	Quibdo	29,880	26,560	(11.1)	232,525	221,515	(4.7)
CZU	Corozal	2,057	5,332	159.2	16,140	24,875	54.1
International Traffic		271,477	338,701	24.8	1,917,407	2,386,071	24.4
MDE	Rionegro	271,477	338,701	24.8	1,917,407	2,386,071	24.4
EOH	Medellin	-	-	-	-	-	-
MTR	Monteria	-	-	-	-	-	-
APO	Carepa	-	-	-	-	-	-
UIB	Quibdo	-	-	-	-	-	-
CZU	Corozal	-	-	-	-	-	-
Traffic Total Colombia		1,291,587	1,502,187	16.3	9,832,115	10,865,979	10.5
MDE	Rionegro	1,020,818	1,231,742	20.7	7,803,758	8,732,027	11.9
EOH	Medellin	118,920	105,736	(11.1)	801,054	808,857	1.0
MTR	Monteria	103,063	118,440	14.9	844,000	961,643	13.9
APO	Carepa	16,849	14,377	(14.7)	134,638	117,062	(13.1)
UIB	Quibdo	29,880	26,560	(11.1)	232,525	221,515	(4.7)
CZU	Corozal	2,057	5,332	159.2	16,140	24,875	54.1

ASUR Page 2 of 3

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx.

- END -

ASUR Page 3 of 3